Exhibit 99.1

FORM 51-102F3
Material Change Report

Item 1:	Name and Address of Company

RESAAS Services Inc. (the “Issuer”)
1550 – 401 West Georgia Street
Vancouver, BC V6B 5A1

Item 2:	Date of Material Change

April 12, 2017

Item 3:	News Release

The news release attached as Schedule “A” hereto was disseminated through FSCWire on April 12, 2017.

Item 4:	Summary of Material Change

On April 12, 2017, Tom Rossiter, the current President of the Issuer, was appointed as the Issuer’s new Chief Executive Officer. Mr. Rossiter replaces Cory Brandolini, one of the founders of the Issuer, who will remain as the Chairman and a director of the Issuer.

Item 5:	Full Description of Material Change

See the news release attached as Schedule “A” hereto.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

None.

Item 8:	Executive Officer

Cameron Shippit, CFO
Telephone: (778) 996-9544

Item 9:	Date of Report

April 12, 2017

SCHEDULE “A”

RESAAS SERVICES INC.

RESAAS Appoints New Chief Executive Officer

VANCOUVER, B.C. (April 12, 2017) – RESAAS Services Inc. (CSE: RSS, OTCQX: RSASF), a cloud-based social business platform for licensed real estate professionals, is pleased to announce the appointment of Tom Rossiter, the current President of RESAAS, as the company’s new Chief Executive Officer. Mr. Rossiter replaces Cory Brandolini, one of the founders of RESAAS, who will remain as the Chairman and a director of the company.

Mr. Rossiter has served as the President of RESAAS since March 2013, and during that time has been responsible for overseeing the company’s sales, operations, technology and client services departments. He has also spearheaded RESAAS’s growth from a free-to-use business social network into a revenue-generating technology company that offers tailored solutions to different sectors of the real estate industry.

Prior to becoming involved with RESAAS, Mr. Rossiter was the Managing Director of Lightmaker, an award-winning global digital agency, where he successfully ran the company’s Vancouver office following a four-year stint at its UK headquarters. While at Lightmaker, Mr. Rossiter became known for bringing Flash mobile solutions to mass markets for the likes of Adobe, Nokia and Samsung; had the opportunity to consult on-site with those corporations and more across North America, Europe and Asia; and led teams in the scoping, design and successful implementation of digital solutions for multiple verticals.

Mr. Rossiter has a vast array of experience in the management and delivery of digital solutions across the web, desktop and mobile fields, and has been recognized as a subject matter expert in accessible design, particularly in relation to introducing advanced capabilities to Rich Internet Applications. Outside of RESAAS, he serves as a director of the Vancouver-based Asian Real Estate Association of America and is a member of the National Association of REALTORS®, the trade association representing the real estate industry in the United States.

“Tom has been my most valued partner from day one at RESAAS – he is a visionary and passionate leader who has contributed a great deal to RESAAS’s growth and success over the years. I couldn’t be more proud and excited for him to assume the CEO role and lead the company into its next phase of development, growth and expansion,” commented Cory Brandolini, the Chairman and outgoing Chief Executive Officer of RESAAS.

Despite stepping down from his position as Chief Executive Officer, Mr. Brandolini will continue to be actively involved day-to-day with RESAAS in his capacity as Chairman. The move will provide Mr. Brandolini, a former investment banker with 20+ years of experience at various securities firms, with the flexibility to focus on pursuing further corporate finance opportunities for the company while expanding relationships with members of the greater investment community and media throughout North America and abroad. This evolutionary change at the management level will benefit the company in both the short and long term by allowing Mr. Brandolini to devote more time to increasing RESAAS’s profile and leveraging his extensive knowledge and contacts in the equity markets.

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About RESAAS Services Inc.

RESAAS is a cloud-based social business platform built for licensed real estate professionals. RESAAS brings proprietary real-time technology into the business of real estate and transforms how real estate listing data flows between real estate agents, brokers, associations, and MLSs. Visit www.resaas.com.

On Behalf of RESAAS

Danielle Sissons

VP Operations

RESAAS Services Inc.

Telephone: (604) 558-2929; Email: danielle.sissons@resaas.com

Investor Relations

Scott Young

RESAAS Services Inc.

Telephone: 1 (705) 888-2756; Email: scott.young@resaas.com

The CSE has not reviewed, approved or disapproved the content of this press release.

Forward-Looking Information:

This press release and the RESAAS website referenced herein contain forward-looking information within the meaning of Canadian securities legislation, including but not limited to statements regarding the company’s technology platform. The forward-looking information is based on certain key expectations and assumptions made by RESAAS’ management, including future plans for the design and development of the company’s technology platform.

Forward-looking information is subject to risks, uncertainties and other factors, many of which are outside of the company’s control that could cause actual results to differ materially from the results discussed in the forward-looking information. Although RESAAS believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on such information because RESAAS can give no assurance that it will prove to be correct. The forward-looking information contained in this press release is made as of the date of this press release. RESAAS disclaims any intent or obligation to update publicly any forward-looking information, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.